UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Amendment No. 1
Under the Securities Exchange Act of 1934
Scotts Liquid Gold Inc.
(Name of Issuer)
COMMON STOCK, USD.10 par value
(Title of Class of Securities)
810202101
(CUSIP Number)
Notices and Communications in respect of this submission may be made to:
Colin Murray Brown
Oakdene, Baughurst Road, TADLEY RG26 5LP, United Kingdom Telephone 011 44 118 981 1873
October 26th 2006
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ?.
*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities
 Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
________________________________________


CUSIP No.810202101 	SCHEDULE 13D


1 NAMES OF REPORTING PERSONS:
Atchison Investments Limited. (A Gibraltar-registered company with no IRS number, nor a CUSIP number.)
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a)   ?
	(b)   ?

3 SEC USE ONLY:



4 SOURCE OF FUNDS (SEE INSTRUCTIONS):

  See Item 3

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

 	?

6 CITIZENSHIP OR PLACE OF ORGANIZATION:

Gibraltar

7 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER:

443,496

8 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER:

0

9 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER:

443,496

10 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER:

443,496

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

443,496

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (SEE INSTRUCTIONS):

  	?

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.2%

14 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO (Limited Liability Company)

Item 1. SECURITY AND ISSUER

This Schedule 13D relates to shares of Common Stock, USD.10 par value (the Common Stock) of Scotts Liquid Gold, Inc., a Colorado corporation (the Issuer). The principal executive office and mailing address of the Issuer is 4880 Havana Street, Denver, Colorado 80239.

Item 2. IDENTITY AND BACKGROUND

This Schedule 13D is being filed by Atchison Investments Limited, a Gibraltar limited-liability company whose principle business is an investment company. The address of the principal business and principal office of Atchison Investments Limited is 235 Main Street,
 PO Box 685, Gibraltar. The managing and controlling member of Atchison Investments Limited is Gregory Butcher.
None of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The source of funds for the purchases of securities was 100% the bank account of Atchison Investments Limited. The total amount of consideration paid for securities purchased since the Companys last
 13D filing as USD247,200.

Item 4. PURPOSE OF TRANSACTION

The purpose of the acquisition of the Common Stock is for investment, and the acquisitions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.
Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations.
Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. The Reporting Persons may discuss ideas that, if effected may result in any of the following: the acquisition by persons of additional Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or changes in the board of directors or management of the Issuer.
Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs
(a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

The number of shares of common stock of the Issuer, beneficially owned by Atchison Investments Limited is 443,496. During the last 60 days Atchison Investments Limited has sold on the open market a total of 250,000 shares of the Common Stock of the issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, OR UNDERSTANDINGS WITH RESPECT TO SECURITIES OF ISSUER.

Mr. Gregory Butcher, managing director and sole owner of Atchison
Investments Limited, is not party to any arrangement, contract or understanding whereby Atchison Investments would acquire further shares, options, guarantees or any other instrument.

ITEM	7. MATERIAL TO BE FILED AS EXHIBITS.

None